United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Vale to sell minority stakes in Vale Oman Pelletizing Company
Rio de Janeiro, May 29, 2010 — Vale S.A. (Vale) informs that it has entered into agreement with Oman Oil Company S.A.O.C. (OOC), a company wholly-owned by the Government of the Sultanate of Oman, to sell 30% of Vale Oman Pelletizing Company LLC (VOPC), for US$125 million.
This strategic partnership with the Omani government through one of its investment arms comes to reinforce Vale’s commitment to its venture in the Sultanate, contributing to the country social and economic development.
The transaction remains subject to the terms set forth in the definitive share purchase agreement to be signed after the fulfillment of precedent conditions.
About VOPC
Vale is investing in a pelletizing plant and an industrial logistics center located within the Sohar Industrial Port Complex in Oman.
VOPC is the subsidiary that was formed by Vale to manage the construction and operation of the pelletizing plant. The plant start-up is scheduled for the second half of 2010 and will have a nominal production capacity of 9 million metric tons of direct reduction pellets per year.
Upon completion, the industrial logistics center will encompass a maritime terminal and a distribution center, with handling capacity of up to 40 million tons of iron ore and pellets per year.
Strategic Rationale
The current agreement is in line with Vale’s business strategy to preserve long-term partnerships with key local players to support the implementation of greenfield projects. The Government of Oman has been a key partner in the success of Vale’s venture in the region by cultivating a positive business environment.
Vale strongly believes that the transaction with OOC will support its strategy for business development and presence in the region, creating value for our shareholders.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: May 29, 2010		Roberto Castello Branco
Director of Investor Relations